UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 26, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Harmony regrets to announce a loss of life at Target 1 mine

Johannesburg, Thursday, 26 March 2026. Harmony Gold Mining Company Limited (Harmony or the Company) is deeply saddened by the loss of life following a tragic underground incident at its Target 1 mine in the Free State, near Odendaalsrus, involving rock breaking equipment.

The incident has been reported to the relevant authorities, and an investigation is underway, led by the Department of Mineral and Petroleum Resources (DMPR), with the Company’s full cooperation.

“The safety and well-being of our people is fundamental to who we are, and we will honour our colleague’s memory by rigorously understanding what went wrong and strengthening our controls to prevent any recurrence,” said Beyers Nel, Chief Executive Officer.

Ends.

For more details contact:

Chipo Morapedi-Mrara
Head of Communications
+27 (0)60 571 0797

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

Mashego Mashego
Executive Director
+27 (0)82 767 1072

26 March 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 26, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director